UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-06170
Investment Company Act File Number

Lebenthal Funds, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland (State of Other Jurisdiction of Incorporation or Organization)	0000000 (I.R.S. Employer Identification No.)

Lebenthal Funds, Inc.
120 Broadway
New York, New York 10271
(Address of Principal Executive Offices) (Zip Code)

(800) 594-7078
(Registrant’s Telephone Number)

Part I — Rule 8b-25

        The Lebenthal Funds, Inc. (the “Company”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), respectfully requesting that the date for the timely filing of the Company’s post-effective amendment to its registration statement on Form N-1A, which is to be filed pursuant to Rule 8b-16 under the Investment Company Act, be extended from March 30, 2006 to April 21, 2006, as provided in Rule 8b-25(a).

Narrative:

        The Company, a Maryland corporation, is an open-end management investment company consisting of two non-diversified portfolios, the Lebenthal New York Municipal Bond Fund (the “New York Fund”) and the Lebenthal New Jersey Municipal Bond Fund (the “New Jersey Fund”), and one diversified portfolio, the Lebenthal Taxable Municipal Bond Fund (the “Taxable Fund”, and together with the New York Fund and the New Jersey Fund, the “Funds”). The Company’s fiscal year end is November 30 of each year.

        The Company has entered into Agreements and Plans of Reorganization with respect to the New York Fund and the New Jersey Fund that provide for the sale of all assets of the New York Fund and the New Jersey Fund to the Merrill Lynch New York Municipal Bond Fund and the Merrill Lynch New Jersey Municipal Bond Fund, respectively (such transactions, the “Reorganization”). The Board of Directors of the Company has also adopted a Plan of Liquidation with respect to the Taxable Fund that provides for the liquidation of the Taxable Fund upon the completion of a liquidation period (the “Liquidation”). Following the closing of the Reorganization and the completion of the Liquidation, the Company will deregister as an investment company under the Investment Company Act and will be dissolved pursuant to the terms of its charter and Maryland law. In preparation for these transactions, the Company has suspended the offering of shares of the Funds (other than for purposes of dividend reinvestment).

        The Company had originally planned to consummate the closing of the Reorganization of the New York Fund and the New Jersey Fund and to complete the Liquidation of the Taxable Fund prior to March 30, 2006, obviating the need to file a post-effective amendment to the Company’s registration statement. The Company learned on March 15, 2006, however, that for operational and administrative reasons, it is necessary to postpone the closing of the Reorganization until April 28, 2006 and the completion of the Liquidation until April 7, 2006. Consequently, in order to comply with Rule 8b-16 under the Investment Company Act, the Company now needs to file a post-effective amendment to its registration statement but does not have sufficient time to prepare the filing prior to March 30, 2006. Because the Company has suspended the offering of all Fund shares, it is not necessary to file a post-effective amendment pursuant to Rule 485 under the Securities Act of 1933, as amended. In addition, the investment adviser to the Funds has been changed since the end of the Funds’ fiscal year; as a result the collection of certain information required by the Form N-1A will require additional time and effort.

        Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above clearly indicate that it is impractical for the Company to furnish a post-effective amendment to its registration statement on Form N-1A by March 30, 2006. The Company therefore respectfully requests that the date for the timely filing of a post-effective amendment to its registration statement on Form N-1A be extended from March 30, 2006 to April 21, 2006, as provided in Rule 8b-25(a).

Part II — Other Information

(1)	Name and telephone number of person to contact with respect to this notification:

David C. Phelan (Name)	(617) (Area Code)	526-6372 (Telephone Number)

SIGNATURES

        The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

LEBENTHAL FUNDS, INC.

By: /s/ Alice A. Pellegrino
      Name: Alice A. Pellegrino
      Title: Secretary
      Date: March 17, 2006